Exhibit 99.1

INTERIM REPORT

For the three and six months ended December 31, 2020

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3

UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	21

Quantitative and Qualitative Disclosures about Market Risk	35

Legal Proceedings	35

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020	Change in % / BPs	December 31, 2019	December 31, 2020	Change in % / BPs
(in millions) (unaudited)
Active customer (LTM in thousands)	444	569	28.2%	444	569	28.2%
Total orders shipped (LTM in thousands)	1.010	1.256	24.4%	1.010	1.256	24.4%
	651	592	(9.1%)	651	592	(9.1%)
Net sales	€ 119.4	€ 158.6	32.9%	€ 218.5	€ 285.0	30.4%
Gross profit	€ 58.4	€ 78.6	34.6%	€ 104.7	€ 137.3	31.1%
Gross profit margin(1)	48.9%	49.5%	63 BPs	47.9%	48.2%	23 BPs
Adjusted EBITDA(2)	€ 12.9	€ 22.1	72.1%	€ 17.2	€ 32.6	89.1%
Adjusted EBITDA margin(1)	10.8%	14.0%	318 BPs	7.9%	11.4%	355 BPs
Adjusted Operating Income(2)	€ 10.9	€ 20.1	84.7%	€ 13.4	€ 28.5	113.3%
Adjusted Operating Income margin(1)	9.1%	12.7%	356 BPs	6.1%	10.0%	389 BPs
Adjusted Net Income(2)	€ 6.4	€ 14.8	131.4%	€ 10.0	€ 20.1	101.5%
Adjusted Net Income margin(1)	5.4%	9.3%	397 BPs	4.6%	7.0%	248 BPs

(1)	As a percentage of net sales.

(2)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see below.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income:

	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020	Change in %	December 31, 2019	December 31, 2020	Change in %
(in millions) (unaudited)
Net income	€ 6.3	€ 15.7	148.4%	€ 2.0	€ 25.4	1159.4%
Finance expenses, net	€ (3.4)	€ (5.0)	46.8%	€ 6.0	€ (10.2)	(269.7%)
Income tax expense	€ 4.4	€ 5.9	33.3%	€ 0.9	€ 9.6	1026.0%
Depreciation and amortization	€ 2.0	€ 2.0	3.0%	€ 3.9	€ 4.1	5.3%
thereof depreciation of right-of use assets	€ 1.3	€ 1.3	2.3%	€ 2.5	€ 2.6	4.4%
EBITDA	€ 9.3	€ 18.7	100.1%	€ 12.7	€ 28.9	127.1%
U.S. sales tax(1)	€ 0.8	€ 0.0	(100.0%)	€ 1.7	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.7	€ 3.5	27.9%	€ 2.7	€ 3.7	35.3%
Share-based compensation expense(3)	€ 0.0	€ 0.0	(68.2%)	€ 0.1	€ 0.0	(72.5%)
Adjusted EBITDA	€ 12.9	€ 22.1	72.1%	€ 17.2	€ 32.6	89.1%

	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020	Change in %	December 31, 2019	December 31, 2020	Change in %
(in millions) (unaudited)
Operating Income	€ 7.3	€ 16.6	126.4%	€ 8.9	€ 24.8	180.3%
U.S. sales tax(1)	€ 0.8	€ 0.0	(100.0%)	€ 1.7	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.7	€ 3.5	27.9%	€ 2.7	€ 3.7	35.3%
Share-based compensation expense(3)	€ 0.0	€ 0.0	(68.2%)	€ 0.1	€ 0.0	(72.5%)
Adjusted Operating Income	€ 10.9	€ 20.1	84.7%	€ 13.4	€ 28.5	113.3%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020	Change in %	December 31, 2019	December 31, 2020	Change in %
(in millions) (unaudited)
Net Income	€ 6.3	€ 15.7	148.4%	€ 2.0	€ 25.4	1156.4%
U.S. sales tax(1)	€ 0.8	€ 0.0	(100.0%)	€ 1.7	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.7	€ 3.5	27.9%	€ 2.7	€ 3.7	35.3%
Share-based compensation expense(3)	€ 0.0	€ 0.0	(68.2%)	€ 0.1	€ 0.0	(72.5%)
Finance expenses on shareholder loans (4)	€ (3.7)	€ (5.3)	44.3%	€ 5.6	€ (10.9)	(296.1%)
Income tax effect(5)	€ 0.2	€ 0.9	338.9%	€ (2.1)	€ 1.9	(190.5%)
Adjusted Net Income	€ 6.4	€ 14.8	131.4%	€ 10.0	€ 20.1	101.5%

(1)	Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.

(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.

(3)	During the three and six months ended December 31, 2019 and 2020, respectively, certain key management personnel received share-based compensation from our ultimate parent. We do not consider these expenses to be indicative of our core operating performance.

(4)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. Further, we do not have any financial covenants associated from the Shareholder Loans and we do not have any required interest or principal payments until their respective maturities in October 2025. In January 2021, we repaid our Shareholder Loans (principle plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income
(Amounts in € thousands, except share and per share data)

		Three Months Ended		Six Months Ended
(in € thousands)	Note	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Net sales	6	119,369	158,593	218,481	284,952
Cost of sales, exclusive of depreciation and amortization	7	(60,989)	(80,023)	(113,755)	(147,701)
Gross profit		58,380	78,570	104,726	137,251
Shipping and payment cost		(14,204)	(17,833)	(27,345)	(32,666)
Marketing expenses		(17,294)	(19,696)	(33,110)	(37,137)
Selling, general and administrative expenses		(17,839)	(22,104)	(31,794)	(37,660)
Depreciation and amortization		(1,987)	(2,046)	(3,864)	(4,067)
Other expense (income), net		284	(276)	244	(897)
Operating income		7,340	16,615	8,857	24,824
Finance (expense) income, net	8	3,389	4,975	(5,984)	10,157
Income (loss) before income taxes		10,729	21,590	2,873	34,981
Income tax expense (income)		(4,399)	(5,866)	(855)	(9,627)
Net income (loss)		6,330	15,724	2,018	25,354
Cash Flow Hedge		436	78	(846)	949
Income Taxes related to Cash Flow Hedge		(121)	11	235	(231)
Other comprehensive income (loss)		315	89	(611)	718
Comprehensive income (loss)		6,645	15,813	1,407	26,072

Basic and diluted earnings per share		€0,09	€0,22	€0,03	€0,36
Weighted average ordinary shares outstanding (basic and diluted)(1)		70,190,687	70,190,687	70,190,687	70,190,687

(1)	On January 12, 2021, the Company effected a 70,190,687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these condensed consolidated interim financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in € thousands)

(in € thousands)	Note	June 30, 2020	December 31, 2020
Assets
Non-current assets
Intangible assets and goodwill		154,966	154,883
Property and equipment, net		9,570	9,517
Right-of-use assets		19,001	16,298
Total non-current assets		183,537	180,698
Current assets
Inventories		169,131	231,968
Trade and other receivables		4,815	6,012
Other assets		18,950	18,180
Cash and cash equivalents		9,367	5,231
Total current assets		202,263	261,391
Total assets		385,800	442,089

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	9	91,008	91,022
Accumulated Deficit		(28,234)	(2,880)
Other comprehensive income	10	1,602	2,320
Total shareholders’ equity		64,377	90,463

Non-current liabilities
Shareholder Loans	9, 10	191,194	174,651
Other liabilities		5,905	7,240
Tax liabilities		3,853	3,852
Provisions		582	706
Lease liabilities		13,928	11,338
Deferred tax liabilities, net		1,130	9,882
Total non-current liabilities		216,592	207,669
Current liabilities
Liabilities to banks	9	10,000	45,990
Lease liabilities		5,787	5,239
Contract liabilities		6,758	6,024
Trade and other payables		36,158	38,708
Other liabilities		46,128	47,996
Total current liabilities		104,831	143,957
Total liabilities		321,423	351,626
Total shareholders’ equity and liabilities		385,800	442,089

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity
(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2019	72	148,960	(34,584)	-	(3,128)	111,320
Net income	-	-	2,018	-	-	2,018
Other comprehensive income	-	-	-	(611)	1,224	613
Comprehensive income	-	-	2,018	(611)	1,224	2,631
Legal Reorganization	(71)	36,252		-	-	36,181
Share-based compensation	-	51	-	-	-	51
Balance as of December 31, 2019	1	185,263	(32,566)	(611)	(1.904)	150,183

Balance as of July 1, 2020	1	91,008	(28,234)	-	1,602	64,377
Net income	-	-	25,354	-	-	25,354
Other comprehensive income	-	-	-	718	-	718
Comprehensive income	-	-	25,354	718	-	26,072
Share-based compensation	-	14		-		14
Balance as of December 31, 2020	1	91,022	(2,880)	718	1,602	90,463

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in € thousands)

		Six months ended December 31,
(in € thousands)	Note	2019	2020
Net (loss) income		2,018	25,354
Non-Cash items
Depreciation and amortization		3,864	4,067
Finance expense (income), net		5,984	(10,157)
Share-based compensation		51	14
Income tax (income) expense		855	9,627
Change in operating assets and liabilities
Increase in provisions		8	124
Increase in inventories		(36,418)	(62,837)
Decrease (increase) in trade and other receivables		1,499	(1,197)
Decrease (increase) in other assets		1,072	1,955
Increase in other liabilities		8,726	2,968
Increase (decrease) in contract liabilities		1,528	(734)
(Decrease) increase in trade and other payables		(7,949)	2,550
Income taxes paid		(1,723)	(1,102)
Net cash (outflow) from operating activities		(20,485)	(29,368)
Expenditure for property and equipment and intangible assets		(1,281)	(1,363)
Proceeds from sale of property and equipment and intangible assets		-	44
Net cash (outflow) from investing activities		(1,281)	(1,319)
Interest paid		(418)	(3,962)
Proceeds from bank liabilities		30,000	64,990
Repayment of liabilities from banks		(862)	(29,000)
Repayment of Shareholder loans		-	(2,411)
Lease payments		(2,465)	(3,047)
Net cash inflow from financing activities		26,255	26,570
Net increase (decrease) in cash and cash equivalents		4,489	(4,118)
Cash and cash equivalents at the beginning of the period		2,120	9,367
Effects of exchange rate changes on cash and cash equivalents		(28)	(18)
Cash and cash equivalents at end of the period		6,581	5,231

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.            Corporate information

MYT Netherlands Parent B.V. (the “Company”; together with its subsidiaries, the “Mytheresa Group”) is a private company with limited liability, incorporated under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates an e-commerce platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on February 18, 2021.

2.            Basis of preparation

These interim condensed consolidated financial statements as of and for the six months ended December 31, 2019 and 2020 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for fiscal 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

Fluctuations in the results of operations for the six months ended December 31, 2019 and 2020 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since the business is worldwide.

3. Impacts to the consolidated financial statements due to Covid-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. Public health efforts to mitigate the impact of the pandemic include government actions such as travel restrictions, limitations on public gatherings, shelter in place orders and mandatory closures. Although the pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers, or our in-house operations. In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic. Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to our operations. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates. Through government restrictions to contain the coronavirus Mytheresa stores closed in December 2020 until at least March 7th, 2021. Short-term work allowance has been applied to store employees for the same period. Currently, Mytheresa Group did not identify a triggering event resulting in a goodwill impairment test for the retail stores. Mytheresa Group’s forecast remains positive mid and long-term for our store operations.

4.            Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal 2020, except for:

Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year. The effective tax rate is 41.00% for the six months ended December 31, 2019 and 27.17% for the six months ended December 31, 2020.

The main reason for the reduction of the average annual tax rate is a higher forecasted taxable income for FY 2021. As a result, a higher portion of the interest carryforward can be utilized in FY 2021.

5.            Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2020.

6.            Segment and geographic information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how the CODM assesses the performance of the business. On this basis, Mytheresa Group identifies its online operations and retail stores as separate operating segments.

During the first quarter of fiscal 2021, the Company implemented changes to its internal management reporting. Following the changes, the internal management reporting information used to monitor performance of the Company is presented in accordance with IFRS. In accordance with IFRS 8, the Company has restated its segment results for the three and six months ended December 2019 on a basis consistent with the revised internal management reporting.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

EBITDA on segment level is defined as operating income excluding depreciation and amortization.

	Three months ended December 31, 2019
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	115,452	3,917	119,369	-	119,369
EBITDA	8,297	1,030	9,327	0	9,327
Depreciation and amortization					(1,987)
Finance expenses, net					3,389
Income tax expense					(4,399)
Net income					6,330

	Six months ended December 31, 2019
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	210,838	7,643	218,481	-	218,481
EBITDA	11,169	1,723	12,892	(171)	12,721
Depreciation and amortization					(3,864)
Finance expenses, net					(5,984)
Income tax expense					(855)
Net income					2,018

	Three months ended December 31, 2020
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	156,171	2,422	158,593	-	158,593
EBITDA	22,401	364	22,764	(4,103)	18,661
Depreciation and amortization					(2,046)
Finance expenses, net					4,975
Income tax expense					(5,866)
Net income					15,724

	Six months ended December 31, 2020
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	279,459	5,493	284,952	-	284,952
EBITDA	32,229	1,031	33,259	(4,368)	28,891
Depreciation and amortization					(4,067)
Finance expenses, net					10,157
Income tax expense					(9,628)
Net income					25,353

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including € 3,676 thousand related to IPO preparation and transaction costs during the six months ended December 31, 2020.

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended December 31,
(in € thousands)	2019		2020
Germany	25,747	21.6%	29,008	18.3%
United States	12,248	10.3%	17,539	11.1%
Europe (excluding Germany)	50,634	42.4%	76,488	48.2%
Rest of the world	30,740	25.7%	35,558	22.4%
	119,369	100.0%	158,593	100.0%

	For the six months ended December 31,
(in € thousands)	2019		2020
Germany	46,908	21.5%	55,180	19.4%
United States	23,014	10.5%	32,793	11.5%
Europe (excluding Germany) (1)	81,467	37.3%	119,025	41.8%
Rest of the world (1)	67,092	30.7%	77,954	27.3%
	218,481	100.0%	284,952	100.0%

(1) No individual country other than Germany and the United States accounted for more than 10% of net sales.

No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

7.            Cost of sales, exclusive of depreciation and amortization

During the six months ended December 31, 2019 and 2020, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were €694 thousand and €650 thousand, respectively.

8.            Finance expenses and income

The finance expenses for the six months ended December 31, 2019 included €2,205 thousands of foreign exchange losses. The finance income for the six months ended December 31, 2020 included €15,159 of foreign exchange gains.

9.            Related party transactions

a)	Related Parties transactions

Shareholder Loans

During the six months ended December 31, 2019, MyTheresa Group was party to two convertible preferred equity certificates (“CPEC”), variable interest shareholder loans. Mytheresa Group incurred interest expenses related to these loans of €3,157 thousand during the six months ended December 31, 2019.

As of December 31, 2020, Mytheresa Group’s long-term borrowings related to two US Dollar denominated loans from MYT Note Holdco Inc. (the “Fixed Interest Shareholder Loans”).

During the six months ended December 31, 2020, interest expenses of €4,231 thousand incurred on these loans. Mytheresa Group made €3,141 thousand in interest payments related to the Fixed Interest Shareholder Loans. During the six months ended December 31, 2020 payments toward principle of the Fixed Interest Shareholder Loans in the amount of €2,411 thousand have been made. The shareholder loans are subordinated.

As at June 30, 2020 and December 2020, the loans had the following outstanding principal amounts:

				Carrying amount as of,
(in € thousands)	Interest rate	Start	Maturity	June 30, 2020	December 31, 2020
Shareholder Loans
Facility 1	6%	Oct. 9, 2014	Oct. 9, 2025	57,380	52,395
Facility 2	6%	Oct. 9, 2014	Oct. 9, 2025	133,814	122,256

In January 2021, we repaid our Shareholder Loans (principle plus outstanding interest) using a portion of the net proceeds from our initial public offering.

b)	Key Management Personnel Compensation

Share-based Compensation

Certain members of the Group’s Management Board participate in a share-based compensation plan sponsored by Mytheresa Group’s ultimate parent. These individuals received both stock options and restricted stock awards.

Amounts recognized for stock options and restricted stock awards are as follows:

	For the six months ended December 31,
(in € thousands)	2019	2020
Classified within capital reserve (beginning of year)	989	1,055
Expense related to:
Stock options	14	14
Restricted stock	37	-
Classified within capital reserve (end of year)	1,040	1,069

Stock-based compensation grant activity consisted of the following during the six months ended December 31, 2019 and 2020:

	Time-vested Options		Performance-based Options
(in € thousands)	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)	Restricted Stock
June 30, 2019	2,005	500	1,620	1,000	392
Options forfeited
Options exercised	-	N/A	-	N/A	-
December 31, 2019	2,005	500	1,620	1,000	392
June 30, 2020	2,005	500	1,620	1,000	-
Options forfeited
Options exercised	-	N/A	-	N/A	-
December 31, 2020	2,005	500	1,620	1,000	-

As Mytheresa Group has no obligation to settle the awards, it accounts for the stock option and restricted stock awards as equity-settled plans.

Outside of the Management Board, no other employees of Mytheresa Group received share-based compensation awards.

10.           Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2020 were as follows:

	Year ended June 30, 2020
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	4,815	-	Amortized cost	-	-
Cash and cash equivalents	9,367	-	Amortized cost	-	-
Other assets	18,950	8,886
thereof deposits	1,805	-	Amortized cost	-	-
thereof other financial assets	8,259	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Shareholder Loans	191,194	-	Amortized cost	192,338	Level 2
Lease liabilities	13,928	13,928	N/A	-	-
Other liabilities	5,905	-	Amortized cost	-	-
Current financial liabilities
Liabilities to banks	10,000		Amortized cost	-	-
Lease liabilities	5,787	5,787	N/A	-	-
Trade and other payables	36,158	-	Amortized cost	-	-
Other liabilities	46,128	30,968
thereof other financial liabilities	15,160	-	Amortized cost	-	-

Financial instruments as of December 31, 2020 were as follows:

	For the six months ended December 31, 2020
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Derivatives (Hedge Accounting)	1,187	-	N/A		Level 2
Financial liabilities
Non-current financial liabilities
Shareholder Loans	174,651	-	Amortized cost	173,621	Level 2
Current financial liabilities
Derivatives (Hedge Accounting)	238	-	N/A		Level 2

Due to their nature the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value.

The fair value of Mytheresa Group’s non-current interest-bearing shareholder loans were calculated based on cash flows discounted by using market interest rates and credit risk derived from a peer group. As the fair value calculation is mainly based on observable market data, it constitutes a level 2 fair value.

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2020 and December 31, 2020. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

As of December 31, 2020, Mytheresa Group has recorded €718 thousand net in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal 2020.

Financial risk management

Mytheresa Group’s management has the overall responsibility to establish and oversee Mytheresa Group’s financial risk management. Mytheresa Group’s financial risk management policies are established to identify and analyze the risks faced by Mytheresa Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Mytheresa Group’s activities. Mytheresa Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Mytheresa Group has exposure to market risk, credit risk, and liquidity risk. The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with Mytheresa Group’s annual financial statements for fiscal 2020.

There have been no changes in Mytheresa Group’s risk management policies and practices since the previous fiscal year-end.

Mytheresa Group draws on its revolving credit facilities to finance inventory purchases as a result of seasonal volatility in its business. Liabilities to banks increased by €35,990 thousand to €45,990 thousand as of December 31, 2020.

Capital risk management

Mytheresa Group’s objective when managing capital is to safeguard Mytheresa Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Mytheresa Group is not subject to any externally imposed capital requirements.

11.            Events after the Reporting Period

On January 12, 2021, the Company effected a 70,190.687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these condensed consolidated interim financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

On January 21,2021, the Company completed its initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing 17,994,117 ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS. The Company issued 14,233,823 ADSs in its IPO and received proceeds, net of underwriting discounts and before related expenses of $344.2 million (€284.1 million, based on an exchange rate of €1.00 = $1.2116) and its sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by the Company and 1,760,294 ADSs sold by the sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs. The sole shareholders will reimburse the Company for costs incurred with the selling of the sole shareholder’s shares.

The shares started trading on the New York Stock Exchange on January 21, 2021, under the ticker symbol "MYTE" and the offering closed on January 25, 2021.

In January 2021, the supervisory board approved the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”), under which the Company is entitled to grant equity or cash- and/or equity-based awards in order to attract, motivate and retain employees and third party service providers of up to 13.75% of the outstanding share capital of the Company. In connection with its IPO, the Company issued 2,029,830 share awards to certain members of its key management on January 20, 2021.

On January 26, 2021, MGG exercised its option to repay the Fixed Rate Shareholder Loans (principal plus outstanding interest) with the proceeds of the Company´s IPO, which resulted in cash outflows of €170,0 million ($ 206,6 million). In addition, MGG and its subsidiaries fully repaid any borrowings under the revolving credit facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the prospectus filed on January 22, 2021 under Rule 424(b)(4) of the Securities Act and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the prospectus filed on January 22, 2021 under Rule 424(b)(4) of the Securities Act. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa is one of the leading global luxury fashion e-commerce retailers. Mytheresa was launched in 2006 and offers ready-to-wear, shoes, bags and accessories for women, men and kids. The highly curated edit focuses on true luxury with designer brands such as Bottega Veneta, Burberry, Dolce & Gabbana, Fendi, Gucci, LOEWE, Loro Piana, Moncler, Prada, Saint Laurent, Valentino and many more. Mytheresa's unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations.

To date, we have incurred no significant supply chain or logistics disruptions with our brand partners, shipping providers, or our in-house operations. In response to the pandemic and in coordination with local government requirements, we temporarily closed certain corporate and administrative offices, including our corporate headquarters in Munich, with affected employees working remotely. These closures were limited to our administrative offices, with our warehouse and logistics functions remaining in operation throughout the pandemic. We also implemented safe work and social distancing measures for all employees, including personnel in our central warehouse facility in Heimstetten, Germany.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to our operations. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates. Through government restrictions to contain the coronavirus Mytheresa stores closed in December 2020 until at least March 7th, 2021. Short-term work allowance has been applied to store employees for the same period. Currently, Mytheresa Group did not identify a triggering event resulting in a goodwill impairment test for the retail stores. Mytheresa Group’s forecast remains positive mid and long-term for our store operations.

Key Operating and Financial Metrics

We use the following metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Active customers (LTM in thousands)(1)	444	569	444	569
Average order value (LTM)(1)	651	592	651	592
Total orders shipped (LTM in thousands)(1)	1,010	1,256	1,010	1,256
Adjusted EBITDA(2)	€12,865	22,143	17,231	32,581
Adjusted Operating Income(2)	€10,878	20,097	13,366	28,514
Adjusted Net Income(2)	€6,389	14,785	9,954	20,058

(1)	Active customers, average order value, and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(2)	EBITDA, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income to their most directly comparable IFRS measures.

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Net income	6,330	15,724	2,018	25,354
Finance income (expenses), net	(3,389)	(4,975)	5,984	(10,157)
Income tax expense	4,399	5,866	855	9,627
Depreciation and amortization	1,987	2,046	3,864	4,067
thereof depreciation of right-of use assets (1)	1,275	1,304	2,502	2,612
EBITDA	9,327	18,661	12,721	28,891
United States sales tax (2)	800	-	1,742	-
IPO preparation and transaction costs (3)	2,716	3,475	2,716	3,676
Share-based compensation expense (4)	22	7	51	14
Adjusted EBITDA	12,865	22,143	17,230	32,581

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Operating Income	7,340	16,615	8,857	24,824
U.S. sales tax(2)	800	-	1,742	-
IPO preparation and transaction costs(3)	2,716	3,475	2,716	3,676
Share-based compensation expense(4)	22	7	51	14
Adjusted Operating Income	10,878	20,097	13,366	28,514

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Net Income	6,330	15,724	2,018	25,354
U.S. sales tax(2)	800	-	1,743	-
IPO preparation and transaction costs(3)	2,716	3,475	2,716	3,676
Share-based compensation expense(4)	22	7	51	14
Finance income (expenses) on shareholder loans (5)	(3,682)	(5,312)	5,572	(10,928)
Income tax effect (6)	203	891	(2,146)	1,942
Adjusted Net Income	6,389	14,785	9,954	20,058

(1)            Under IFRS 16, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was €1.3 million and €1.3 million for the three months ended December 31, 2019 and 2020, respectively. Total depreciation expense for right of use assets capitalized under IFRS 16 was €2.5 million and €2.6 million for the six months ended December 31, 2019 and 2020, respectively. Cash payments for lease liabilities recorded under IFRS 16 were €2.7 million and €3.4 million for the six months ended December 31, 2019 and 2020, respectively.

(2)            Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. Based on our previous IT configuration, we temporarily incurred sales tax related liabilities on customer purchases in the United States. Due to upgrades to our IT infrastructure in the fourth quarter of fiscal 2020, we no longer incur these expenses.

(3)            Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.

(4)            During the six months ended December 31, 2019 and 2020, certain key management personnel received share-based compensation. We do not consider these expenses to be indicative of our core operating performance.

(5)            Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. Further, we do not have any financial covenants associated from the Shareholder Loans and we do not have any required interest or principal payments until their respective maturities in October 2025. In January 2021, we repaid our Shareholder Loans (principle plus outstanding interest) using a portion of the net proceeds from our initial public offering. Finance (expenses) income on the Shareholder Loans were €5.6 million and €10.9 million, for the six months ended December 31, 2019 and 2020, respectively. Finance (expenses) income on the Shareholder Loans were €3.7 million and €5.3 million, for the three months ended December 31, 2019 and 2020, respectively.

(6)            Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total gross sales from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, IPO preparation and transaction costs and share-based compensation expenses. Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, any IPO preparation and transaction costs and share-based compensation expenses. Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, share-based compensation expenses and related income tax effects. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of this report titled ‘‘Risk Factors.’’

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2020 Bain Study, the online penetration of luxury personal goods is expected to increase from 12% to 31-32% from 2019 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s and Kidswear

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a dearth of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Components of our Results of Operations

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories and fine jewelry categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. Revenue is generally recognized upon delivery to our customers. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, and the total number of orders shipped.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales.

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, public relations, and development of creative content. We expect marketing expenses to increase over time, but to decrease as a percentage of net sales in the long term as we achieve economies of scale.

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, and buying expenses. Although selling, general and administrative expenses will increase as we grow and become a publicly traded company, we expect these expenses to decrease as a percentage of net sales as we grow due to economies of scale.

Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Finance expenses, net consist primarily of interest incurred in relation to our U.S. Dollar denominated Shareholder Loans and related foreign exchange gains and losses. Our Shareholder Loans do not require cash interest or principal payments until their respective maturities in October 2025. A small portion of our finance expenses are related to interest expense on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”), which we utilize at certain points in the year as we build our inventory and to pay our lease obligations.

Results of Operations

The following table sets forth our results of operations for the periods presented. The period to period comparison of financial results is not necessarily indicative of future results.

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Net sales	119,369	158,593	218,481	284,952
Cost of sales, exclusive of depreciation and amortization	(60,989)	(80,023)	(113,755)	(147,701)
Gross profit	58,380	78,570	104,726	137,251
Shipping and payment cost	(14,204)	(17,833)	(27,345)	(32,666)
Marketing expenses	(17,294)	(19,696)	(33,110)	(37,137)
Selling, general and administrative expenses	(17,839)	(22,104)	(31,794)	(37,660)
Depreciation and amortization	(1,987)	(2,046)	(3,864)	(4,067)
Other income (expense), net	284	(276)	244	(897)
Operating income	7,340	16,615	8,857	24,824
Finance (expense) income, net	3,389	4,975	(5,984)	10,157
Income (loss) before income taxes	10,729	21,590	2,873	34,981
Income tax expense (income)	(4,399)	(5,866)	(855)	(9,627)
Net income (loss)	6,330	15,724	2,018	25,354

The following table sets forth each line item within the Statement of Profit as a percentage of net sales for each of the periods presented.

	Three Months Ended		Six Months Ended
(in % of Net sales)	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales, exclusive of depreciation and amortization	(51.1)%	(50.5)%	(52.1)%	(51.8)%
Gross profit	48.9%	49.5%	47.9%	48.2%
Shipping and payment cost	(11.9)%	(11.2)%	(12.5)%	(11.5)%
Marketing expenses	(14.5)%	(12.4)%	(15.2)%	(13.0)%
Selling, general and administrative expenses	(14.9)%	(13.9)%	(14.6)%	(13.2)%
Depreciation and amortization	(1.7)%	(1.3)%	(1.8)%	(1.4)%
Other income (expense), net	0.2%	(0.2)%	0.1%	(0.3)%
Operating income	6.1%	10.5%	4.1%	8.7%
Finance (expense) income, net	2.8%	3.1%	(2.7)%	3.6%
Income (loss) before income taxes	9.0%	13.6%	1.3%	12.3%
Income tax expense (income)	(3.7)%	(3.7)%	(0.4)%	(3.4)%
Net income (loss)	5.3%	9.9%	0.9%	8.9%

Net sales

Net sales increased by €39.2 million, or 32.9% from €119.4 million to €158.6 million for the three months ended December 31. 2020 and by €66.5 million, or 30.4%, from €218.5 million for the six months ended December 31, 2019 to €285.0 million for the six months ended December 31, 2020. For the last twelve months, our total orders shipped increased from 1.01 million to 1.26 million, or 24.4%. We were able to grow our active customers on the base of strong customer retention due to our continuous effort to win new customers with the effective use of our performance marketing tools, such as our proprietary marketing attribution system focused on customer journeys across media channels. In addition, we constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies. Period over period, we increased our marketing efforts and therefore achieved a significant improvement in our customer acquisition costs.

Cost of sales, exclusive of depreciation and amortization

For the three months ended December 31, 2020 Cost of sales, exclusive of depreciation and amortization increased by €19.0 million compared to the three months ended December 31, 2019. Cost of sales, exclusive of depreciation and amortization for the six months ended December 31, 2020 increased by €33.9 million, or 29.8%, compared to the six months ended December 31, 2019. The increase during the periods presented mainly resulted from an increase in total orders shipped. Overall, our cost of sales as a percentage of net sales remained fairly constant, slightly decreasing from 52.1% for the six months ended December 31, 2019 to 51.8% for the six months ended December 31, 2020. For the three months ended December 31, the cost of sales as a percentage of net sales remained constant, slightly decreasing from 51.1% for the three months ended December 31, 2019 to 50.5% for the three months ended December 31, 2020.

Gross profit

Gross profit amounted to € 78.6 million, which represents an increase of 34.6% compared to the three months ended December 31, 2019. For the six months ended December 31, 2020 gross profit was at €137.3 million, an increase of €32.6 million or 31.1% year-over-year. For that period the gross profit margin remained relatively constant at 48.2% slightly increasing by 23 BPs (Basis Points).

Shipping and payment costs

Shipping and payment costs increased by €3.6 million or 25.5% from €14.2 million for the three months ended December 31, 2019 to €17.8 million for the three months ended December 31, 2020 and €5.3 million, or 19.5%, from €27.3 million for the six months ended December 31, 2019 to €32.7 million for the six months ended December 31, 2020. The increase was primarily driven by an increase in total orders shipped. As a percentage of net sales, shipping and payment cost decreased from 12.5% for the six months ended December 31, 2019 to 11.5% for the six months ended December 31, 2020 and from 11.9% for the three months ended December 31, 2019 to 11.2% for the three months ended December 31, 2020.

Marketing expenses

Marketing expenses increased by € 2.4 million or 13.9% for the three months ended December 31, 2020 to €19.7 million and increased by €4.0 million, or 12.2%, from €33.1 million for the six months ended December 31, 2019 to €37.1 million for the six months ended December 31, 2020. Online marketing expenses constituted approximately €3.9 million of the increase for the six months periods presented, primarily due to an increase in the number of customers acquired.

As a percentage of net sales, marketing expenses decreased from 14.5% for the three months ended December 31, 2019 to 12.4% for the three months ended December 31, 2020 as well as 15.2% for the six months ended December 31, 2019 to 13.0% for the six months ended December 31, 2020.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses, costs associated with the distribution center and other overhead costs.

	Three Months Ended			Six Months Ended
(in € thousands)	December 31, 2019	December 31, 2020	Change in %	December 31, 2019	December 31, 2020	Change in %
Personnel expenses	12,369	15,595	26.1%	23,557	28,279	20.0%
thereof fulfilment personnel expense	2,913	3,282	12.6%	4,554	6,195	36.0%
General and administrative expenses	5,470	6,509	19.0%	8,237	9,382	13.9%
Total Selling, general and administrative expenses	€17,839	€22,104	23.9%	€31,794	€37,661	18.5%

Personnel-related expenses increased by €3.2 million for the three months ended December 31, 2019 to 2020 as well as by €4.7 million, or 20.0%, from €23.6 million for the six months ended December 31, 2019 to €28.3 million for the six months ended December 31, 2020. The overall increase in personnel expenses is attributable to a 24.0% increase in the number of employees during the same comparative period. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel. Overall, personnel expenses as a percentage of net sales decreased from 10.4% to 9.8% during the three months ended December 31, 2019 and 2020 respectively and from 10.8% in the six months ended December 31, 2019 to 9.9% for the six months ended December 31, 2020.

Other general and administrative expenses remained relatively stable, increasing by €1.1 million, from €8.2 million during the six months ended December 31, 2019 to €9.4 million during the six months ended December 31, 2020. During the three months ended December 31, 2019 and 2020 the other general and administrative expenses increased from €5.5 million to €6.5 million.

Depreciation and amortization

Depreciation and amortization expenses remained relatively stable, increasing from €3.9 million for the six months ended December 31, 2019 to €4.1 million for the six months ended December 31, 2020.

Finance expenses, net

Finance expenses arise primarily from our Shareholder Loans, with a small portion related to the use of our revolving credit facilities with Commerzbank Aktiengesellschaft (‘‘Commerzbank’’) and UniCredit Bank AG (‘‘UniCredit’’) (together, our ‘‘Revolving Credit Facilities’’), which we utilize at certain points in the year as we build our inventory.

Shareholder Loans—We incur interest expense, in addition to foreign currency gains and losses, on our U.S. Dollar denominated Shareholder Loans, which have no required cash interest or principal payments until their respective maturities in October 2025. During the six months ended December 31, 2019, total interest expense and foreign currency losses associated with the Shareholder Loans were €3.4 million and €2.2 million, respectively. During the six months ended December 31, 2020, interest expense from the Shareholder Loans remained increased by € 1.1 million compared to the same period 2019, while foreign currency income was €15.2 million. For the three months ended December 31, 2019, total interest expense and foreign currency income associated with the Shareholder Loans were €1.6 million and €5.3 million, respectively. During the three months ended December 31, 2020, interest expense from the Shareholder Loans remained at €1.9 million, while foreign currency income was €7.2 million.

Revolving Credit Facilities—Total interest and other expenses on our Revolving Credit Facilities was €0.2 million and €0.2 million during the three months ended December 31, 2019 and 2020, respectively as well as €0.2 million and €0.4 million during the six months ended December 31, 2019 and 2020, respectively.

Leases—Total interest expense on leases capitalized under IFRS 16 was € 0.1 million and € 0.2 million during the three months ended December 31, 2019 and 2020, respectively as well as €0.2 million and €0.3 million for the six months ended December 31, 2019 and 2020, respectively.

Segment Reporting

Segment reporting requires the use of the management approach in determining operating segments. The management approach considers the internal organization and reporting used by MGG’s chief operating decision maker (‘‘CODM’’) for making operating decisions and assessing performance. MGG collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. The internal financial reporting provided to the CODM includes separate data for MGG’s online operations and its retail stores, resulting in two operating segments.

During the six months ended December 31, 2020, MGG implemented changes to its internal management reporting. Following the changes, the internal management reporting information used to monitor performance of the Company is presented in accordance with IFRS. Previously, our internal management reporting differed from figures reported under IFRS, due primarily to the timing of revenue recognition, which was based on shipment date for management reporting purposes, as well as use of a fixed foreign currency exchange rate and measurement principles consistent with German GAAP.

The following table shows our net sales and EBITDA for the three and six months ended December 31, 2019 and 2020, respectively, for each segment.

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Online
Net Sales	115,452	156,171	210,838	279,459
EBITDA	8,297	22,401	11,169	32,229

Retail Stores
Net Sales	3,917	2,422	7,643	5,493
EBITDA	1,024	364	1,722	1,031

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of capital improvements to our facilities and headquarters.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €90 million as well as the proceeds from our initial public offering in January 2021. Our Revolving Credit Facilities provide short-term liquidity, needed due to the seasonal variability of our business. As of December 31, 2020, our cash and cash equivalents were €5.2 million. As of December 31, 2020, approximately 85% of our cash and cash equivalents were held in Germany, of which approximately 20%, 17%, 22%, 15%, 10 % and 8 % were denominated in British Pounds, U.S. Dollars, Euros, Swiss Francs, Hong Kong Doller and Australian Dollars, respectively. No other currency held in Germany accounted for more than 6 % of our cash and cash equivalents. Approximately 15% of our cash and cash equivalents were held outside of Germany, 6% of which were held in the United States in US Dollars, 5% of which were held in Spain in Euros and 2% of which were held in China, of which approximately 1% and 1% were denominated in Renminbi and U.S. Dollars, respectively. While we have a stable and growing customer base that has provided us with annual increases in net sales and corresponding cash inflows, we experience seasonal increases in cash expenditures during the first and third quarters of each fiscal year as we build our inventory, offset by increases in revenues during the second and fourth quarters. As a result, we experience fluctuations in cash flows throughout the year.

We typically draw on our Revolving Credit Facilities as a result of seasonal volatility in our business. As of December 31, 2020, we had approximately €46.0 million in borrowings on our Revolving Credit Facilities, while €1.4 million was reserved for rental guarantees and tax contract guarantees. Total availability under the Revolving Credit Facilities as of December 31, 2020 was €42.6 million. As of December 31, 2020, the interest rates were 2.20% and 2.25% for the Commerzbank and UniCredit facilities, respectively, is used as basic short-term borrowings. Typically, we use money market loans with an interest rate of Borrowings 1.3% to 1.4% under our Revolving Credit Facilities which are secured by our inventory and customer receivables.

Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a borrowing base and a maximum group debt to equity ratio. We do not have any financial covenants under the Shareholder Loans and no cash interest payments are required thereunder. As of December 31, 2020, we were in compliance with all covenants for the Revolving Credit Facilities and our Shareholder Loans.

On January 26, 2021, MGG exercised its option to repay the Fixed Rate Shareholder Loans (principal plus outstanding interest) with the proceeds of the Company´s IPO, which resulted in cash outflows of €170,0 million ($ 206,6 million). In addition, MGG and its subsidiaries fully repaid any borrowings under the revolving credit facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities and the Shareholder Loans, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations and the extension of the maturity dates of our Shareholder Loans through October 2025, we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, will be sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary consolidated cash flow information for the six months ended December 31, 2019 and 2020:

	Six Months Ended December 31,
	2019 (unaudited)	2020 (unaudited)
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	€(20,485)	€(29,368)
Net cash outflow from investing activities	(1,281)	(1,319)
Net cash inflow from financing activities	26,255	26,570

Net cash (outflow) inflow from operating activities

During the six months ended December 31, 2019, operating activities used €20.5 million in cash and cash equivalents, primarily resulting from a net income of €2.0 million, after consideration of non-cash charges of €10.8 million and changes in operating assets and liabilities of €31.5 million and income tax payments of €1.7 million.

Net cash used by changes in operating assets and liabilities during the six months ended December 31, 2019 consisted primarily of a €36.4 million increase in inventories, a €7.9 million decrease in trade and other payables, combined with increases in trade and other receivables and increase in other assets of €1.5 million and €1.1 million, respectively. The increase in inventories resulted from an overall expansion of our business to support forecasted increases in net sales. The decrease in trade and other payables resulted from the timing of our inventory deliveries and payments in the first six months of fiscal 2019, while trade and other receivables decreased due to the timing of sales and promotional activities, resulting in greater cash receipts from credit card and other payment processing companies. Meanwhile, the decrease in other assets occurred primarily as a result of a decrease in right-of-return inventories between June 30, 2019 and December 31, 2019.

During the six months ended December 31, 2020, operating activities used €29.4 million in cash and cash equivalents, primarily resulting from changes in operating assets and liabilities of €57.9 million, partially offset by a net income of €25.9 million and income taxes paid of €1.1 million.

Net cash used by changes in operating assets and liabilities during the six months ended December 31, 2020 consisted primarily of a €62.8 million increase in inventories and a €2.6 million increase in trade and other payables, partially offset by an €3.0 million increase in other liabilities and a €2.0 decrease in other assets. The increase in inventories resulted from an overall expansion of our business to support forecasted increases in net sales, while trade and other payables decreased as a result of payment timing for inventory purchases towards the end of the six months ended December 31, 2020.

Net cash outflow from investing activities

Cash used in investing activities were €1.3 million and €1.3 million for the six months ended December 31, 2019 and 2020, respectively, resulting from equipment purchases.

Net cash (outflow) inflow from financing activities

Net cash obtained from financing activities during the six months ended December 31, 2019 was €26.2 million, which resulted from net proceeds received under our Revolving Credit Facilities of €29.1 million, partially offset by lease payments of €2.5 million.

Net cash obtained from financing activities during the six months ended December 31, 2020 was €26.6 million, which resulted from net proceeds received under our Revolving Credit Facilities of €36.0 million, partially offset by lease payments of €3.1 million, repayment of Shareholder Loans of €2.4 million and interest payments of €4.0 million, primarily resulting from €3.1 million of interest payments on our Shareholder Loans.

Commitments and Contractual Obligations

The following table presents our commitments and contractual obligations as of December 31, 2020 (in

€ thousands):

	Payments Due by Period
Contractual obligations	Total	Less than one year	1-3 Years	3-5 Years	More than 5 Years
Lease liabilities (1)	€19,280	€6,528	€12,722	€30	€-
Other lease obligations (2)	410	175	235	4	-
Revolving credit facilities (3)	45,990	45,990	-	-	-
Shareholder Loans (4)	230,342	-	-	230,342	-
Total	€296,022	€52,693	€12,957	€230,376	€-

(1) Represents our future minimum commitments under non-cancelable lease liabilities reflected on the balance sheet as of December 31, 2020.

(2) Represents our future minimum commitments under non-cancelable leasing arrangements, which are not capitalized under IFRS 16. These arrangements include office equipment and shared office space, which are not reflected on our balance sheet.

(3) Represents the outstanding borrowings under our Revolving Credit Facilities.

(4) Represents the Shareholder Loans which were previously held by our intermediate parent, MYT Intermediate Holding and as of December 31, 2020 are held by a direct subsidiary of MYT Holding the MYT Note Holdco Inc. We have not received any cash under the Shareholder Loans, which have been in place since the Neiman Marcus acquisition in 2014. The Shareholder Loans are denominated in U.S. Dollars and have no required interest or principal payment requirements until their respective maturities in October 2025. Each of the Shareholder Loans bears an interest rate of 6.00% per annum, which is compounded semi-annually (in July and January) and capitalized into the principal. Total amounts outstanding under the Shareholder Loans, including accrued interest, were €174.7 million as of June 30, 2020.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

Events after the Reporting Period

On January 12, 2021, the Company effected a 70,190.687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding.

On January 21,2021, we completed our initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing 17,994,117 ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS. We issued 14,233,823 ADSs in our IPO and received proceeds, net of underwriting discounts and before related expenses of $344.2 million (€284.1 million, based on an exchange rate of €1.00 = $1.2116) and our sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by us and 1,760,294 ADSs sold by our sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs. The sole shareholders will reimburse the Company for costs incurred with the selling of the sole shareholder’s shares.

The shares started trading on the New York Stock Exchange on January 21, 2021, under the ticker symbol "MYTE" and the offering closed on January 25, 2021.

In January 2021, the supervisory board approved the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”), under which we are entitled to grant equity or cash- and/or equity-based awards in order to attract, motivate and retain employees and third party service providers of up to 13.75% of the outstanding share capital of the Company. In connection with our IPO, we issued 2,029,830 share awards to certain members of our key management, on January 20, 2021.

On January 26, 2021, we exercised our option to repay the Fixed Rate Shareholder Loans (principal plus outstanding interest) with the proceeds of our IPO, which resulted in cash outflows of €170.0 million ($ 206.6 million).

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that the assumptions and estimates associated with revenue recognition, inventory, goodwill, and the realization of our deferred tax assets to have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue

Revenue is primarily derived from the sale of merchandise shipped to customers. We recognize revenue under IFRS 15 when the control of merchandise is transferred to the customer upon delivery. We apply the following five-step model when determining the timing and amount of revenue recognition:

1)	Identifying the contracts with customers;

2)	Identifying the separate performance obligations;

3)	Determining the transaction price;

4)	Allocating the transaction price to separate performance obligations; and

5)	Recognizing revenue when each performance obligation is satisfied.

Contracts with customers generally consist of a single performance obligation, including merchandise, packaging and delivery activities. Revenue is recognized upon delivery, when the customer obtains control over the goods and the required services have been performed. We recognize a contract liability for products for which control has not been transferred to the customer.

Customers may return or exchange merchandise purchased within 30 days of receipt. Based on historical experience and expected future returns, a refund liability is recognized as a reduction of sales and a right of return asset is recognized as reduction of Cost of sales, exclusive of depreciation and amortization. We do not maintain a material allowance for doubtful accounts related customer and credit card receivables, because customer payment is typically received before the delivery of the goods and account write-offs are historically immaterial.

Variable consideration may occur in the form of promotional discounts. We include estimated variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

A contract liability is also recognized from the sale of gift cards. We recognize the expected breakage amount from gift cards as revenue based on historical data adjusted for current expectations.

Inventories

Inventories are stated at the lower of cost or net realizable value using the weighted average cost method. Cost of inventory includes merchandise costs, net of trade and payment discounts, in addition to import duties and other taxes and transport and handling costs. When assessing the net realizable value of our inventory, we consider fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down previously recorded is reversed. We did not reverse any write-downs in the periods presented.

Impairment of goodwill and indefinite-lived intangible asset

We assess our goodwill and indefinite-lived intangible assets for impairment at least annually at the level of the cash generating unit. We assessed the carrying value of our goodwill and indefinite-lived intangible assets for potential impairment as of July 1, 2017, June 30, 2018, June 30, 2019 and June 30, 2020.

Impairment is recognized when the carrying value of a cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Key assumptions we use for impairment assessment include forecasted cash flows of the business, estimated discount rate, royalty rates and future growth rates. We use internal and external data to forecast the key assumptions.

We did not record any impairment to our goodwill or indefinite-lived intangible assets during the six months ended December 31, 2019 and 2020.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations, because the interest rate on our Shareholder Loans accrues at a fixed rate interest. Interest expense under our Revolving Credit Facilities is historically immaterial.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 97% of our purchases are denominated in Euros and approximately 98% of our employees are located in Germany or other Eurozone countries.

Furthermore, our two Shareholder Loans are denominated in U.S. Dollars. Fluctuations in the exchange rate between the Euro and U.S. Dollar may result in significant foreign currency exchange gains or losses.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in seven major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.